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VIA EDGAR

June 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.

Offering Statement on Form 1-A

Filed March 29, 2021

File No. 024-11496

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated April 28, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on March 29, 2021. Disclosure changes discussed below have been made in the Company’s Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”) being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amended Offering Statement).

Offering Statement on Form 1-A filed March 29, 2021

Cover Page

1.	Since this is the first time you have offered Fig Portfolio Shares, revise the cover page to:
●	disclose this is the first time you have offered Fig Portfolio Shares;
●	remove disclosure suggesting that you have offered other series of Fig Portfolio Shares;
●	revise the second paragraph to indicate that you have traditionally offered Fig Gaming Shares; and
●	disclose the material terms of the initial FPS – Series 2021 shares.

In response to this comment, the Company has revised its disclosure. Please see the offering circular cover page of the Amended Offering Statement.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance
Fig Publishing Inc.
Offering Statement on Form 1-A

Filed March 29, 2021

June 1, 2021

The Portfolio Products, the Portfolio Developers and the Shares, page S- 13

2.	In the disclosure on pages Series 2021-15 through 18, you present different scenarios assuming “improved deal terms.” Please disclose the specific assumptions underlying the “improved deal terms” as well as the actual deal terms being compared.

In response to this comment, the Company has revised its disclosure. See pages Series 2021-18 to Series 2021-22 of the Amended Offering Statement.

3.	In the graph on page Series 2021-15, disclose the assumptions for the specific breakdown of revenue from different sources related to the sale of various future products. Also explain the significance of presenting revenues based upon “improved deal terms + 500 backer minimum.”

In response to this comment, the Company has revised its disclosure. See page Series 2021-18 and Series 2021-19 of the Amended Offering Statement.

4.	Please clarify whether the “Investor Returns” included in the Historical Result tables on pages Series 2021-17 and 2021-18 is the dividend paid to the game shareholders. That is, the table should use terminology that is used in the “Illustrative Revenue Sharing and Dividend Example” on page Series 2021- 24. In addition, explain what the “*” next to the names of the released games means.

In response to this comment, the Company has revised its disclosure. See pages Series 2021-18 and Series 2021-19 of the Amended Offering Statement.

General

5.	Highlight that, since the FPS – Series 2021 shares are not tradeable and are subject to transfer restrictions, the primary economic benefit of the shares is the opportunity to receive dividends. Disclose that the FPS – Series 2021 shares will pay dividends based on the revenue the company receives under a publishing licensing agreement with yet-to-be identified developers from sales of particular video games, products or systems once they are developed and commercially available. However, since Fig’s management will decide which products to publish after investors purchase the shares, investors will not be able to evaluate the video games, products or systems, their stage of development, the developers, the potential for commercial success or the terms of the publishing license agreement before investing in the FPS – Series 2021 shares. Therefore, investors will not be able to assess the likelihood, potential amount or timing of any dividends that may be paid on the FPS – Series 2021 shares.

In response to this comment, the Company has revised its disclosure. See pages 50 and Series 2021-2 of the Amended Offering Statement.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance
Fig Publishing Inc.
Offering Statement on Form 1-A

Filed March 29, 2021

June 1, 2021

6.	Disclose that, since there is no minimum amount of FPS – Series 2021 shares that must be purchased, investors will not know the amount of funds that Fig will have available to identify, evaluate and enter into publishing license agreements or the minimum amount of funds that Fig will be able to contribute to the developer under the publishing license agreement.

In response to this comment, the Company has revised its disclosure. See pages the offering circular cover page and page Series 2021-2 of the Amended Offering Statement.

7.	Please clarify when you will return unused funds to investors in the FPS – Series 2021 shares. The first part of the offering circular states that funds will be returned two years after the final closing of the offering, but the disclosure in Schedule Series 2021 indicates that it will be three years after the final closing.

In response to this comment, the Company has revised its disclosure to clarify those unused proceeds of the offering will be returned two years after the final closing of the offering. See pages 5, 21, 50, Series 2021-2, Series 2021-4, Series 2021-29 and Series 2021-30 of the Amended Offering Statement.

8.	Disclose that, since the company will return any funds not used three years after the final closing of the offering, any funds returned may not be received by investors for longer than three years. In this regard, you disclose that the offering will terminate on the earlier of 240 days after qualification of the offering or when all the FPS – Series 2021 shares are sold; however, the company may extend the 240 days one or more times in its discretion. Disclose how many times the company may extend the offering and how you will notify investors.

In response to this comment, the Company has revised its disclosure. See the offering circular cover page and pages 50 and Series 2021-7 of the Amended Offering Statement and our response to Comment #7 above.

9.	Disclose that investors will not receive any interest on any funds that are returned three years after the final closing of the offering. Disclose the expenses the company may pay out of the offering proceeds before or after the proceeds are put into the escrow account. Indicate whether the offering proceeds held in the escrow account would be subject to creditors’ claims. File the escrow agreement as an exhibit.

In response to this comment, the Company has revised its disclosure. See our response to Comment #7 above. The Company does not believe proceeds in escrow would be subject to creditors’ claims, as they would not be the property of the Company unless and until a Portfolio License Agreement has been entered into and such proceeds were drawn down accordingly. The Company intends, where commercially feasible, to take steps to ensure that proceeds in escrow will not be subject to creditors’ claims. The Company has disclosed that the Company intends to retain 2.7% of the offering proceeds to account for transaction fees associated with the offering before depositing the resulting net proceeds into the escrow account. The escrow agreement has been filed as an exhibit to the Amended Offering Statement. See the offering circular cover page, Series 2021-2, Series 2021-4, Series 2021-15 and Series 2021-24 of the Amended Offering Statement for amended disclosure responsive to this comment.

10.	Disclose that the games, products and systems that you publish typically have lengthy development cycles of one to three years before they are ready to be sold commercially. Disclose that, since Fig has up to three years to identify and enter into publishing license agreements, the amount of time before investors could receive dividends could be delayed by up to an additional three years.

In response to this comment, the Company has revised its disclosure to clarify that, because Fig has two years after the final closing of this offering to deploy capital by identifying and entering into publishing license agreements, the amount of time before investors could receive dividends could be delayed by two years or more after the consummation of such publishing license agreements as a result of the lengthy development cycle of the games, products, and systems that we publish. See pages 7 and Series 2021-12 of the Amended Offering Statement.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance
Fig Publishing Inc.
Offering Statement on Form 1-A

Filed March 29, 2021

June 1, 2021

11.	Discuss the specific factors you will use to determine that the proceeds have been “deployed for the previously disclosed purposes.” For example, disclose whether you must enter into license agreements for 10 video games, products or systems. Disclose whether you may use the funds for the company’s general operations and working capital needs, as you disclose on page 19. Explain how you will determine the amount of proceeds to be returned to investors.

In response to this comment, the Company has revised its disclosure. See pages 50, Series 2021-4, Series 2021-29 and Series 2021-30 of the Amended Offering Statement.

12.	You disclose that your Board may, in its discretion, cancel the FPS – Series 2021 at any time. Clarify whether you may cancel the FPS – Series 2021 shares in the three year period after closing of the offering and, if so, whether you will return investors’ funds that were not used.

In response to this comment, the Company has revised its disclosure. See pages 5, 21, 48, Series 2021-29 and Series 2021-30 of the Amended Offering Statement.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director of Fig Publishing, Inc.